SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Vale S.A.
(Name of Issuer)
Common Shares, no par value
(Title of Class of Securities)
91912E105*
(CUSIP Number)
Sérgio Ricardo Silva Rosa
Av. Graça Aranha No. 26, 19 andar - parte, Rio de Janeiro, RJ, CEP: 20030-900
Tel. 55 21 3814-8901
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 22, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* The CUSIP number is for the American Depositary Shares relating to the Common Shares. No CUSIP number exists for the underlying Common Shares, since such shares are not traded in the United States.

CUSIP No.	91912E105	13D/A

1	NAMES OF REPORTING PERSONS Valepar S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Federative Republic of Brazil

	7	SOLE VOTING POWER

NUMBER OF		1,716,435,050

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,716,435,050

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,716,435,050

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	53.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

CUSIP No.	91912E105	13D/A
This Amendment No. 1 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on April 26, 2002, with respect to the common shares, no par value (the “Common Shares”) of Vale S.A. (“Vale”), a Brazilian company. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.
Item 1. Security and Issuer.
The response set forth in Item 1 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing with the following:
This statement relates to the Common Shares of Vale.
The principal executive offices of the Company are located at Avenida Graça Aranha, No. 26, Rio de Janeiro, RJ, CEP: 20030-900, Brazil.
Item 2. Identity and Background.
The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing with the following:
This statement is filed by Valepar S.A. (“Valepar”), a company duly organized and existing in the Federative Republic of Brazil. Valepar was formed for the purpose of holding a voting interest in Vale. The address of Valepar’s principal executive office is Avenida Graça Aranha No. 26, 19 andar-parte, Rio de Janeiro, RJ, CEP: 20030-900, Brazil.
Neither Valepar nor any of its directors or executive officers as of the date of the event which requires the filing of this statement, July 22, 2008, has, during the five years since such date, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Neither Valepar nor any of its directors or executive officers as of the date of the event which requires the filing of this statement, July 22, 2008 has, during the five years since such date, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Certain information required by this Item 2 is provided on Exhibit 1, which is incorporated by reference herein for each executive officer and director of Valepar as of the date of the event which requires the filing of this statement, July 22, 2008.

CUSIP No.	91912E105	13D/A
Item 3. Source and Amount of Funds or Other Consideration
The response set forth in Item 3 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing with the following:
Valepar acquired 147,846,513 additional Common Shares of Vale on July 22, 2008. It obtained funds for this purpose by issuing new preferred shares. On July 10, 2008, Valepar, its current shareholders (or affiliates thereof) and Banco de Investimentos Credit Suisse (Brasil) S.A. (“CS”) entered into a subscription agreement providing for the terms of this new preferred share investment. Valepar issued 136,017,242 redeemable preferred shares (the “Redeemable Preferred Shares”) in two classes, Classes B and C. The total amount of the Class C Redeemable Preferred Shares was R$5,131,591,122.61, and the total amount of the Class B Redeemable Preferred Shares was R$2,760,888,276.00. All of the Class C Redeemable Preferred Shares were subscribed for by holders of Valepar’s common shares (Bradespar S.A., Mitsui & Co. Ltd., Eletron S.A. and BNDES Participações S.A.) and the holder of its preferred shares (LitelB Participações S.A., a wholly-owned subsidiary of Litel Participações S.A.). All of the Class B Redeemable Preferred Shares were subscribed by Banco Itaú BBA S.A., Unibanco —União de Bancos Brasileiros S.A. and HSBC Bank Brasil S.A.—Banco Múltiplo.
Item 4. Purpose of Transaction.
The response set forth in Item 4 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing with the following:
Valepar acquired 147,846,513 of Vale’s Common Shares in connection with Vale’s global equity offering closed on July 22, 2008 in order to maintain its proportionate interest in the Common Shares following the capital increase.
Subject to the Shareholders’ Agreement (as defined in Item 6 herein), Valepar may from time to time consider a number of strategies for enhancing value, and these may relate to or result in, among others, transactions described in Item 4 of Schedule 13D. Any strategies that Valepar may pursue will depend upon a number of factors, including, without limitation, current and anticipated future trading prices for Vale’s securities, the business, prospects and financial condition, results of operations and prospects of Vale, general economic, market and industry conditions, currency exchange rates, other developments and other investment opportunities, subject to the Shareholders’ Agreement.
Other than as described above and in Item 6 or as set forth in the Shareholders’ Agreement, neither Valepar nor, to Valepar’s best knowledge, any of the persons listed in Exhibit 1 hereto, currently has any plan or proposal which relates to or would result in any of the transactions described in Item 4 of Schedule 13D.

CUSIP No.	91912E105	13D/A
Item 5. Interest in Securities of the Issuer.
The response set forth in Item 5 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing with the following:
(a) As of July 22, 2008, the date of the event which requires the filing of this statement, Valepar could be deemed to be the beneficial owner of 1,716,435,050 (53.6%) of the outstanding Common Shares. Each of the common shareholders of Valepar (the “Shareholder”) has the right to veto the transfer by Valepar of any shares it holds in Vale. As a result, each Shareholder may be deemed to be a beneficial owner under Exchange Act Rule 13d-3 of all the shares owned by Valepar.
When Vale registered its Common Shares under Section 12 of the Exchange Act on March 5, 2002, Valepar owned 42.2% of the Common Shares. Between March 5, 2002 and July 2008, Valepar’s ownership percentage of Common Shares increased on two occasions. On March 20, 2002, Valepar increased its stake in Common Shares to 52.3% by acquiring 25,272,641 Common Shares from one of Valepar’s shareholders, Litel Participações S.A., in exchange for newly issued Valepar shares. By 2004, Vale completed share buybacks, which decreased the total number of outstanding Common Shares. As a result, Valepar’s ownership percentage of outstanding Common Shares increased to 53.3% by 2004.
The numbers of Common Shares owned as of July 22, 2008 by directors of Valepar as of such date are set forth below. Valepar disclaims beneficial ownership of such securities of the Company beneficially owned by such directors.

Valepar directors*	Number of Common Shares held*
Sérgio Ricardo Silva Rosa	13
José Ricardo Sasseron	1
Jorge Luiz Pacheco	12
Rita de Cássia Paz Andrade Robles	1
Mário da Silveira Teixeira Júnior	12
João Moisés de Oliveira	12
Renato da Cruz Gomes	12
Oscar Augusto de Camargo Filho	1

*	As of July 22, 2008, the date of the event which requires the filing of this statement
(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Common Shares referenced in paragraph 5(a), there is no shared power to vote, or to direct the vote of, and to dispose of, or to direct the disposition of, such Common Shares.
(c) No transactions in the Common Shares, other than the acquisition described herein, have been effected by Valepar in the sixty days following the event, on July 22, 2008, that required the filing of this statement.
(d) No person other than Valepar has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Vale securities owned by Valepar.
(e) N/A

CUSIP No.	91912E105	13D/A
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The response set forth in Item 6 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing with the following:
Valepar is a party to an agreement with respect to, among other things, the securities of Vale. This agreement, the Private Instrument of Shareholders’ Agreement of Valepar S.A. (the “Shareholders’ Agreement”) was originally entered into on April 24, 1997 among Valepar and its shareholders at that time. The Shareholders’ Agreement has been amended from time to time, and all of Valepar’s current holders of common shares are party to it. The description of the terms of the Shareholders’ Agreement contained herein is a summary only and is qualified in its entirety by the terms of the Shareholders’ Agreement, which is filed as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.
Valepar’s current holders of common shares are Litel Participações S.A., Bradespar S.A., Mitsui & Co. Ltd., BNDES Participações S.A. and Eletron S.A.

CUSIP No.	91912E105	13D/A
Item 7. Material to be Filed as Exhibits.
The response set forth in Item 7 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing with the following:
Exhibit 1: List of Executive Officers and Directors of Valepar as of the date of the event which requires the filing of this statement, July 22, 2008
Exhibit 2: Valepar Shareholders’ Agreement (translated from the original Portuguese into English), dated April 24, 1997, as amended, including:
•	Amendment 1, dated April 29, 1997 (English translation);

•	Amendment 2, dated April 30, 1997 (English translation);

•	Amendment 3, dated May 14, 1997 (English translation);

•	Amendment 4, dated July 19, 1999 (English translation);

•	Amendment 5, dated March 7, 2003 (English translation); and

•	Amendment 6, dated September 2, 2003 (executed in English).
Exhibit 3: Valepar Shareholders’ Agreement (in Portuguese), dated April 24, 1997, as amended

CUSIP No.	91912E105	13D/A
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
July 15, 2009

Valepar S.A.
/s/ Sérgio Ricardo Silva Rosa
By:	Sérgio Ricardo Silva Rosa
Title:	Chief Executive Officer

/s/ Renato da Cruz Gomes
By:	Renato da Cruz Gomes
Title:	Executive Officer

CUSIP No.	91912E105
EXHIBIT INDEX

Exhibit
No.	Description

1	List of Executive Officers and Directors of Valepar as of the date of the event which requires the filing of this statement, July 22, 2008.

2	Valepar Shareholders’ Agreement (translated from the original Portuguese into English), dated April 24, 1997, as amended, including:
•	Amendment 1, dated April 29, 1997 (English translation);

•	Amendment 2, dated April 30, 1997 (English translation);

•	Amendment 3, dated May 14, 1997 (English translation);

•	Amendment 4, dated July 19, 1999 (English translation);

•	Amendment 5, dated March 7, 2003 (English translation); and

•	Amendment 6, dated September 2, 2003 (executed in English).

3	Valepar Shareholders’ Agreement (in Portuguese), dated April 24, 1997, as amended